Exhibit 99.5

1 www.hydrogenics.com Hydrogenics Corporation First Quarter 2008 Results

3 www.hydrogenics.com Safe Harbor Statement This presentation contains forward-looking statements about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks related to our ability to raise additional capital, liquidity, revenue growth, operating results, industry, technology and products. You should not place undue reliance on these forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this cautionary statement.

5 www.hydrogenics.com www.hydrogenics.com Notes Revenues increased 56% to $10.7 million, primarily as a result of increased revenues in the OnSite Generation business. The decrease in our Power Systems and Test Systems businesses, respectively, are the result of a lower level of military revenues and the impact of our decision to wind up our test equipment business. Revenues Revenues Three months ended March 31, 2008 $M $M 56% Revenues by Business Unit

7 www.hydrogenics.com www.hydrogenics.com Gross Profit Notes Increased gross profit in our OnSite Generation business unit is the result of operational improvements including standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements. Decreased gross profit in our Power Systems business unit is primarily the result of a lower level of military revenues and lower overhead absorption. Three months ended March 31, 2008 Gross Profit by Business Unit % % Gross Profit 2007 2008

9 www.hydrogenics.com www.hydrogenics.com Cash Operating Expenses Notes Decrease in cash operating costs is the result of streamlining efforts and the decision to wind up our fuel cell test equipment business, commenced in 2007. Three months ended March 31, 2008 Footnote: Cash operating expenses are defined as the sum of selling, general and administrative expenses and research and product development expenditures. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the organization and believes this is a useful measure for investors for the same purpose. Refer to slide * for a reconciliation of this measure to Loss from Operations. 41% $M 9.8 5.8

11 www.hydrogenics.com www.hydrogenics.com Net Loss Notes Decrease in net loss is the result of increased revenues, improved gross margins and reduced cash operating costs primarily resulting from operational improvements in our OnSite Generation business unit and the results of streamlining initiatives undertaken in 2007. Three months ended March 31 $M 4.3 8.3

13 www.hydrogenics.com www.hydrogenics.com Order Backlog December 31 2007 Backlog Orders Received Orders Delivered March 31 2008 Backlog OnSite Generation $ 15.8 $ 12.5 $ 7.3 $ 21.0 Power Systems 8.6 0.9 1.0 8.5 Test Systems 2.1 0.4 2.4 0.1 Total $ 26.5 $ 13.8 $ 10.7 $ 29.6 As at March 31, 2008 ($M) Notes In addition to revenue recognized during the first quarter of 2008, we currently expect to deliver, and recognize as revenue, a minimum of 80% of our total order backlog in the remainder of 2008.

15 www.hydrogenics.com www.hydrogenics.com Balance Sheet Highlights Cash and cash equivalents, restricted cash and short-term investments $ 33.1 $ 30.5 2.6 8.5 Accounts and grants receivable 8.6 13.6 (5.0) (36.8) Inventory 11.7 12.7 (1.0) (7.9) Accounts payable 16.7 18.1 (1.4) (7.7) Dec. 31 2007 $ % As at March 31, 2008 ($M) Change Mar. 31 2008

17 www.hydrogenics.com www.hydrogenics.com Q1 Results * EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, depreciation and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA because it believes it is a useful measure of cash flows. Please see slide * for a reconciliation of this measure. 2008 2007 Change Change $ % Revenues 10.7 6.9 3.8 55.1 Gross Profit 1.9 0.9 1.0 111.1 % of Revenues 17.4 13.0 Operating Expenses Selling, general and administrative 4.1 6.9 (2.8) (40.6) Research and product development 1.7 2.9 (1.2) (41.4) Total operating expenses 5.8 9.8 (4.0) (40.8) EBITDA* (3.9) (8.9) 5.0 56.2 (in $ millions)

19 www.hydrogenics.com www.hydrogenics.com Reconciliation of Non-GAAP Measures Three months ended March 31, 2008 Three months ended March 31, 2007 Cash Operating Costs $ 5.8 $ 9.8 Less: Gross profit 1.9 0.9 Add: Amortization of property, plant and equipment 0.2 0.2 Add: Amortization of intangible assets 0.1 0.1 Loss from operations $ 4.2 $ 9.2 Cash Operating Costs ($M)

21 www.hydrogenics.com www.hydrogenics.com Reconciliation of Non-GAAP Measures Three months ended March 31, 2008 Three months ended March 31, 2007 EBITDA loss $ 3.9 $ 8.9 Add: Amortization of property, plant and equipment 0.2 0.2 Add: Amortization of intangible assets 0.1 0.1 Less: Other (income) 0.1 (0.9) Net loss $ 4.3 $ 8.3 EBITDA ($M)

23 www.hydrogenics.com Take-aways: Stronger financial performance supported by OnSite Generation business unit achieving profitability, improved gross profit and a 41% sequential reduction in cash operating costs. $29.6 million order backlog provides basis for significantly improved financial performance in 2008. Greater visibility for renewable energy storage applications using our electrolysis products. Continued progress on market engagement initiatives with fuel cell customers. Recent U.S. and EU government initiatives aimed at accelerating end user adoption of fuel cell products. Operational improvements including product cost reductions are ongoing in order to accelerate the take-up in markets for our products.